1(212) 318-6275

rachaelschwartz@paulhastings.com

May 20, 2013

VIA EDGAR

Ms. Laura E. Hatch

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	The TETON Westwood Funds

File Nos.: 33-06790 and 811-04719

Dear Ms. Hatch:

This letter responds to your comments communicated to the undersigned by telephone on April 8, 2013, with respect to Post-Effective Amendment No. 44 to the Registration Statement on Form N-1A (the “Registration Statement”) of The TETON Westwood Funds (the “Trust”), which was filed with the Securities and Exchange Commission (“Commission”) on March 7, 2013 (SEC Accession No. 0001193125-13-096270), for the purpose of adding a new series to the Trust: TETON Westwood Mid-Cap Equity Fund (the “Fund”).

The Trust’s responses to your comments are reflected below. We have restated the substance of your comments for your ease of reference. Capitalized terms have the same meanings as in the Registration Statement, unless otherwise indicated.

Prospectus (AAA)

Comment 1. You have requested that the heading “Investment Objective” in the “Summary of the Fund” section of the Prospectus be left-justified.

Response 1. The requested change has been made.

Comment 2. You have requested that the Trust supplementally explain why it has a class of shares entitled “Class AAA.”

Response 2. The use of Class AAA arose out of a concern that shareholders of the no load shares may consider that another letter may diminish the importance of the class of shareholders. Rather than put them deep in the alphabet, it was thought that the Registrant would put them ahead of the alphabet and use AAA. This is also consistent with the nomenclature of the other funds in the TETON Westwood Funds.

Comment 3. You have noted that the line items under “Shareholder Fees” contained in the “Fees and Expenses of the Fund” section of the Prospectus which are not applicable for this class may be removed.

Response 3. The Registrant respectfully declines to make the suggested revision to maintain consistency across tables to provide investors with a clear presentation of the savings attained by investing in the Fund.

Paul Hastings LLP | 75 East 55th Street | New York, NY 10022

t: +1.212.318.6000 | www.paulhastings.com

May 20, 2013

Comment 4. In the “Fees and Expenses of the Fund” section of the Prospectus, you have requested that the line item “Distribution (Rule 12b-1) Expenses” be renamed “Distribution (Rule 12b-1) Fees.

Response 4. The requested change has been made.

Comment 5. In the “Principal Investment Strategies” sub-section of the “Summary of the Fund” section of the Prospectus, as well as in the “Investment Objectives, Investment Strategies and Related Risks” section of the Prospectus, you have requested that the capitalization range of the Russell MidCap Index, as of its most recent rebalancing, be included.

Response 5. The Registrant has revised the language as follows:

“The Fund defines mid-cap companies as those who market capitalization (number of shares multiplied by share price) falls within the range of $1 to $20 billion.”

Comment 6. In the “Principal Investment Strategies” sub-section of the “Summary of the Fund” section of the Prospectus, as well as in the “Investment Objectives, Investment Strategies and Related Risks” section of the Prospectus, you have requested that the Trust add emerging markets disclosure, with respect to its investments in emerging markets securities, as well as corresponding risk disclosure if such investments are a principal investment strategy.

Response 6. The Registrant confirms that emerging markets are not a principal investment strategy.

Comment 7. You have requested that the Trust confirm that the derivatives disclosure for the Fund describes the specific derivative instruments (and their related risks) that the Fund will use to achieve its investment objective. The above request is to comply with the guidance regarding derivatives disclosures in mutual fund registration statements provided by Barry Miller of the Commission to the Investment Company Institute on or about July 30, 2010.

Response 7. The Trust confirms that the principal investment strategies for the Fund reflect the purpose of its use of derivatives in the Fund’s principal investment strategies, and the Trust confirms that the appropriate applicable related risks have also been included. The Trust believes that the disclosures are in accordance with the observations of the Staff made in the July 30, 2010 letter referenced above.

Comment 8. You have requested that the sub-section “You May Want to Invest in the Fund if:” which is currently located in the “Principal Investment Strategies sub-section of the “Summary of the Fund” section of the Prospectus be moved to be below the “Principal Risks” header.

Response 8. The requested change has been made.

Comment 9. You have noted that a principal risk of the Fund is “Interest Rate Risk, Maturity Risk, and Credit Risk” and requested that if fixed income securities are a principal investment strategy, that they be added to the “Principal Investment Strategies” sub-section of the “Summary of the Fund” section of the Prospectus.

May 20, 2013

Response 9. The Registrant notes that fixed income securities are not a principal investment strategy of the Fund. Therefore, “Interest Rate Risk, Maturity Risk, and Credit Risk” has been removed from the principal risks section.

Comment 10. In the “Investment Objectives, Investment Strategies and Related Risks” section of the Prospectus, you noted that the Trust may, if it chooses, expand on the disclosure located in the “Summary of the Fund” section of the Prospectus.

Response 10. The Registrant acknowledges the comment.

Prospectus (ACI)

Comment 11. You have requested that all applicable comments to the Class AAA Prospectus be carried over to the Class ACI Prospectus.

Response 11. All applicable changes to the Class AAA Prospectus have also been made to the Class ACI Prospectus.

Comment 12. In the third sentence under the “Fees and Expenses of the Fund” section of the Prospectus, you have requested that the Trust include the page numbers where “Classes of Shares” in the statutory Prospectus and “Purchase and Redemption of Shares” in the Statement of Additional Information are located pursuant to Form N-1A Item 3.

Response 12. The requested change has been made.

Comment 13. In the “Purchase and Sale of Fund Shares” sub-section in the “Summary of the Fund” section of the Prospectus, you have requested that the Trust include disclosure related to the minimum initial purchase and subsequent purchase amounts required for Class I shares of the Fund.

Response 13. The requested change has been made.

Statement of Additional Information

Comment 14. In the “Investment Restrictions” section of the Statement of Additional Information, you have requested that we change fundamental investment restriction No. 4 and No. 8 to read as follows:

“4. The Fund may not purchase or sell real estate, or direct or indirect interests in real estate, except as otherwise permitted by applicable law.”

“8. The Fund may not purchase or sell commodities or commodity contracts, except as otherwise permitted by applicable law.”

Response 14. The requested change has been made.

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May 20, 2013

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

Sincerely,

/s/ Rachael L. Schwartz
Rachael L. Schwartz

for PAUL HASTINGS LLP

CC:	Agnes Mullady

Sonia Kothari